                      SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             *(Amendment No. 1)

                                 Worldtex, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   981907108
                                 (CUSIP Number)

                                 William Ehrman
            350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
                     (Name, address and telephone number of person
                    authorized to receive notices and communications)

                                 March 27, 2000
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 31 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981907108                   13D                   Page 2 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Associates, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,083,430
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,083,430
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,083,430
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 7.6%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 3 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Partners, L.L.C.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,110,618
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,110,618
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,110,618
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 21.8%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 4 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Bev Partners, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 414,947
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 414,947
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 414,947
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 2.9%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 5 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Jonas Partners, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 New York
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 21,500
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 21,500
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 21,500
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0.2%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 6 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 William Ehrman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO, PF
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,878,495
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,878,495
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,878,495
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.2%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 7 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Frederic Greenberg
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO, PF
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,878,495
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,878,495
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,878,495
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.2%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 8 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Julia Oliver
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,878,495
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,878,495
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,878,495
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.2%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 9 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Jonas Gerstl
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,878,495
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,878,495
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,878,495
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.2%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                  Page 10 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Management, L.L.C.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,767,877
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,767,877
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,767,877
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 12.4%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 00
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                  Page 11 of 29 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 FK Investments, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 248,000
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 248,000
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 248,000
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 1.7%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                  Page 12 of 29 Pages

The Schedule 13D (the "Schedule 13D") initially filed by by (i) EGS Associates, L.P. ("EGS Associates") (ii) EGS Partners, L.L.C.("EGS Partners"),
(iii) Bev Partners, L.P. ("Bev Partners"), (iv) Jonas Partners, L.P. ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Julia Oliver,(viii) Jonas Gerstl, (ix) EGS Management, L.L.C.("EGS Management"), and
(x) FK Investments, L.P. ("FK Investments") (collectively, the "Reporting Persons") on February 28, 2000 relating to the common stock, $.01 par value (the Common Stock") issued by Worldtex, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 1 as follows:

ITEM 2.     Identity and Background.

Item 2 is hereby amended as follows:

     William Lautman no longer has beneficial ownership of the shares reported herein as he is no longer a member of EGS Management or EGS Partners.

     As of March 31, 2000, FK Investments will no longer be affiliated with EGS Management and EGS Partners and the individual Reporting Persons will cease to beneficially own the shares held by FK Investments.

ITEM 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended as follows:

     The net investment cost (including commissions, if any) of the Common Stock beneficially acquired by Bev Partners and EGS Partners since the filing of the Schedule 13D is approximately $6,612 and $12,586, respectively.

CUSIP No. 981907108                   13D                  Page 13 of 29 Pages


ITEM 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based on 14,271,171 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 3, 1999, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended September 30, 1999.

     As of the close of business on March 27, 2000:

          (i) EGS Associates owns beneficially 1,083,430 shares of Common Stock, constituting approximately 7.6% of the shares outstanding.

          (ii)  EGS Partners owns directly no shares of Common Stock.
By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 3,110,618 shares, constituting approximately 21.8% of the shares outstanding, purchased for discretionary accounts managed by it.

          (iii) Bev Partners owns beneficially 414,947 shares of Common Stock, constituting approximately 2.9% of the shares outstanding.

CUSIP No. 981907108                   13D                  Page 14 of 29 Pages

          (iv) Jonas Partners owns beneficially 21,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

(v) Messrs. Ehrman, Greenberg and Gerstl and Ms. Oliver own directly no shares of Common Stock.

          (vii) EGS Management owns directly no shares of Common Stock. By reason of provisions of Rule 13d-3 of the Act, EGS Management may be deemed to own beneficially the 1,767,877 shares beneficially owned by EGS Associates, FK Investments, BEV Partners and Jonas Partners.

          (viii) FK Investments owns beneficially 248,000 shares of Common Stock, constituting approximately 1.7% of the shares outstanding.

          By reason of the provisions of Rule 13D-3 of the Act, each of the Managing Members may be deemed to own the 1,083,430 shares of Common Stock beneficially owned by EGS Associates, the 3,110,618 shares beneficially owned by EGS Partners, the 414,947 shares beneficially owned by Bev Partners, the 248,000 shares owned by FK Investments and the 21,500 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, EGS Management, Bev Partners, FK Investments and Jonas Partners are aggregated, they total 4,878,495 shares of Common Stock, constituting approximately 34.2% of the shares outstanding.

          (ix) In the aggregate, the Reporting Persons own beneficially a total of 4,878,495 shares of Common Stock, constituting approximately 34.2% of the shares outstanding.

     (b) Subject to Item 6 below, each of EGS Associates, EGS Partners, Bev Partners and Jonas Partners has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the Managing Members. Each of the discretionary accounts is party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

     (c) The trading dates, number of shares purchased or sold and price per share for all transactions in the Common Stock since the filing of the
Schedule 13D, by EGS Partners and Bev Partners are set forth in Schedules A and B. During such period, the remaining Reporting Persons did not enter into any transactions in the Common Stock.

CUSIP No. 981907108                   13D                  Page 15 of 29 Pages

     (d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Under the Standstill Agreement, the Reporting Persons agreed, among other things, not to (i) acquire additional shares of Common Stock, (ii) encourage other persons to acquire Common Stock, (iii) submit or encourage a proposal for the acquisition of the Company, (iv) make any solicitation of proxies for Common Stock, (v) sell any Common Stock, except sales of not more than 5% of the outstanding shares in any 90 day period so long as the buyer is not and will not thereby become the beneficial owner of 5% or more of the Common Stock or (vi) submit any shareholder proposal. In addition, each Reporting Person agreed to vote the Common Stock beneficially owned by it, at its option, (i) in the manner recommended by the Company's Board of Directors or (ii) in the same proportion as the votes of other holders of Common Stock. The Reporting Persons also agreed to make payments to the Company aggregating $800,000, in reimbursement of certain current and future expenses. The term of the Standstill Agreement is ten years.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

     The following exhibit is being filed with this Schedule:

Exhibit 1    Standstill Agreement

CUSIP No. 981907108                   13D                  Page 16 of 29 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 29, 2000


                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf of EGS Management, L.L.C. and on behalf of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                            FK Investments, L.P. and JONAS PARTNERS, L.P., and as a member of EGS PARTNERS, L.L.C.


                            --------------------------------
                            Frederic Greenberg, individually


                            --------------------------------
                            Jonas Gerstl, individually


                            --------------------------------
                            Julia Oliver, individually

CUSIP No. 981907108                   13D                  Page 17 of 29 Pages

                                Schedule A
                                ----------

                          EGS Partners, L.L.C.
                          --------------------


                    Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------
2/15/00                         1,700                 2.7075
2/16/00                          1,200                2.645
2/23/00                          2,000                2.405

                           Schedule B
                               ----------


                           Bev Partners, L.P.
                           ------------------

                  Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------
2/17/00                      2,500                    2.645

CUSIP No. 981907108                   13D                  Page 18 of 29 Pages

                             STANDSTILL AGREEMENT

          Standstill Agreement, dated as of March 27, 2000 (this "Agreement"), among (i) EGS Associates, L.P., a Delaware limited partnership, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership, (iv) Jonas Partners, L.P., a New York limited partnership, (v) FK Investments, L.P., a Delaware limited partnership ("FK Investments"), (vi) William Ehrman, (vii) Frederic Greenberg,
(viii) Jonas Gerstl, (ix) Julia Oliver, (x) EGS Management, L.L.C., a Delaware limited liability company ("EGS Management" and, together with the Persons referred to in the preceding clauses (i) through (ix), the "EGS Parties"), and
(xi) Worldtex, Inc., a Delaware corporation (the "Company").

          The EGS Parties are the beneficial owners of shares of common stock, par value $.01 per share (the "Common Stock"), of the Company, which in the case of certain EGS Parties aggregates 4,878,495 shares, or approximately 34.2% of the outstanding shares. Under the terms of the Rights Agreement, dated as of August 1, 1992 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C., as successor to Chemical Bank, as Rights Agent, the rights to acquire additional shares of the Company issued under the Rights Agreement will become exercisable by the shareholders of the Company, other than the EGS Parties, unless the Rights Agreement is amended or the rights are redeemed by the Company. In order to induce the Company to amend the Rights Agreement as provided herein, the EGS Parties have agreed to enter into this Agreement.

          Accordingly, the parties hereto agree as follows:

          1.  Certain Definitions.  (a) The following terms shall have the
              -------------------
following meanings:

          "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, (i) a merger or other business combination involving the Company or any of its Subsidiaries, (ii) the acquisition by any Person or Persons of beneficial ownership of Restricted Securities representing, on a fully exercised basis, more than 5% of the Total Voting Power, or (iii) the acquisition by any Person or Persons of all or a substantial part of the assets of the Company or any of its Subsidiaries or of any equity securities of any of the Company's Subsidiaries.

          "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. For the purposes of this definition, "control" when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

CUSIP No. 981907108                   13D                  Page 19 of 29 Pages

          "Agreement" is defined in the first paragraph of this Agreement.

          "Average Closing Price" means, with respect to any Restricted Security, the arithmetic average of the closing prices of such Restricted Security on the national securities exchange (as defined under the Exchange
Act) located in or nearest to the City of New York on which such security is then listed or, if not listed on any national securities exchange, as reported by NASDAQ, for any specified days.

          "Beneficial ownership" and "beneficially own" shall be determined in accordance with Rule 13d-3 under the Exchange Act.

          "Business Day" means a day on which the New York Stock Exchange is open for trading.

          "Closing Date" means the date of this Agreement.

          "Common Stock" is defined in the second paragraph of this Agreement.

          "Company" is defined in the first paragraph of this Agreement.

          "Continuing Director" means any member of the Board of Directors of the Company on the date of this Agreement and any successor of a Continuing Director whose nomination or election has been approved by a majority of the Continuing Directors then on the Board of Directors.

          "EGS Management" is defined in the first paragraph of this Agreement.

          "EGS Parties" is defined in the first paragraph of this Agreement.

          "EGS Partners" is defined in the first paragraph of this Agreement.

          "EGS Person" means any EGS Party and any Affiliate of an EGS Party.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "FK Investments" is defined in the first paragraph of this Agreement.

          "Fully exercised basis" means, in determining beneficial ownership of Voting Securities by any Person, an assumption that all securities and rights convertible into or exercisable for Voting Securities beneficially owned by such Person have been fully converted and exercised, regardless of whether by their terms they may be so converted and exercised at that time, but without assuming conversion or exercise by any other Person.

CUSIP No. 981907108                   13D                  Page 20 of 29 Pages

          "Group" shall have the meaning provided under Section 13(d)(3) of the Exchange Act.

          "Managed Accounts" is defined in Section 6(b).

          "Percentage Limitation" means that number of Voting Securities which then represents the lesser of (i) 34.2% of the Total Voting Power and (ii) the highest percentage of the Total Voting Power beneficially owned by any EGS Person immediately following any sale or transfer of shares of Voting Securities by an EGS Person, provided that if the percentage under this clause
(ii) shall be less than the Rights Threshold, the applicable percentage under this clause (ii) shall be deemed to be the Rights Threshold.

          "Person" means an individual, corporation, partnership, company, limited liability company, joint venture, association, trust, group, any other unincorporated organization or entity and a governmental entity or any department or agency thereof.

          "Restricted Securities" means any Voting Securities and any other securities or rights convertible into or exercisable (whether immediately or otherwise) for Voting Securities.

          "Rights Agreement" is defined in the second paragraph of this Agreement.

          "Rights Threshold" means the minimum percentage of shares of Common Stock required to be beneficially owned by a Person in order for such Person to be an "Acquiring Person" under the Rights Agreement, or under any substantially similar rights agreement subsequently adopted by the Company, as such percentage may be amended from time to time (which percentage is 20% as of the Closing Date).

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Subsidiary" means, with respect to any Person, any corporation in which such Person beneficially owns securities representing a majority of the combined voting power of voting interests entitled to vote generally for the election of directors.

          "Term" means the period commencing on the date of this Agreement and ending on the termination date specified in Section 7.

          "Total Voting Power" means the aggregate number of votes which may be cast by holders of outstanding Voting Securities. In determining the number of outstanding Voting Securities, Voting Securities held in the treasury of the Company shall not be deemed to be outstanding.

CUSIP No. 981907108                   13D                  Page 21 of 29 Pages

          "Voting Securities" means the Common Stock and any other securities of the Company entitled to vote generally for the election of directors of the Company.

               (b) Unless herein otherwise provided, or unless the context shall otherwise require, words importing the singular number shall include the plural number, and vice versa; the terms "herein", "hereof" and "hereunder", or other similar terms, refer to this Agreement as a whole and not only to the particular sentence, paragraph, subsection or Section in which any such terms may be employed; and a reference to any Person shall include such Person's predecessors and successors.

          2.  Investment Covenants.  Each EGS Party covenants and agrees as
              --------------------
follows:

               (a) Each EGS Party will not, and will not permit its Affiliates to, directly or indirectly:

               (1) Beneficially own any Restricted Security if, on a fully exercised basis, any EGS Person would, in the aggregate, beneficially own Voting Securities in excess of the Percentage Limitation, or acquire, solicit an offer to sell or agree to acquire, any Restricted Security if the effect of such acquisition, on a fully exercised basis, would be to increase the aggregate number of Voting Securities then beneficially owned, directly or indirectly, by any EGS Person, to a number greater than the Percentage Limitation; provided that an EGS Person shall not be in violation of this provision by reason of its beneficial ownership of Restricted Securities which complied with the Percentage Limitation when such Restricted Securities first became beneficially owned by it but which subsequently exceeded the Percentage Limitation as a result of a reduction in the number of outstanding Voting Securities in a transaction approved by a majority of the Continuing Directors.

               (2) Take any action to advise, encourage or assist any other Person to purchase or acquire in any manner any Restricted Security, or participate with or provide assistance to any Person in the purchase or other acquisition of any Restricted Security, provided that this provision shall not prohibit reports to Persons whose funds are managed by an EGS Party regarding their investment in Restricted Securities that are beneficially owned by an EGS Party.

               (3) Make any public announcement or filing with respect to, or submit to the Company or any of its directors, officers, employees, agents or representatives, an Acquisition Proposal, or take any action to advise, encourage or assist any other Person to make an Acquisition Proposal.

CUSIP No. 981907108                   13D                  Page 22 of 29 Pages

               (4) Become a member of a group with respect to any Restricted Securities, other than a group consisting solely of the EGS Parties and EGS Persons.

               (5) Make, or in any way encourage or support, any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under the Exchange Act) to vote any Voting Security, or agree or announce its intention to vote with any Person undertaking a "solicitation," or seek to advise, encourage or influence any Person with respect to the voting of any Voting Security.

               (6) Deposit any Restricted Security in a voting trust, or, except as contemplated by this Agreement, subject any Restricted Security to a voting or similar agreement.

               (7) Sell, transfer, pledge or otherwise dispose of or encumber any Restricted Security or any interest in any Restricted Security, or agree to take any of the foregoing actions, except

                    (i) a sale of a Restricted Security so long as the amount of Restricted Securities sold, together with all sales of Restricted Securities of the same class by all EGS Persons within the preceding 90 days, does not exceed 5% of the outstanding number of shares or units of such class of Restricted Securities; provided that no sale shall be permitted hereunder if the buyer would, after giving effect to such sale, be the beneficial owner of Voting Securities representing 5% or more of the Total Voting Power; provided, further, that a sale of a Restricted Security may be made without restriction if at the time of such sale the EGS Persons beneficially own in the aggregate Voting Securities representing less than 5% of the Total Voting Power; or

                    (ii) pursuant to a tender or exchange offer made by the Company or pursuant to other written request of the Company; or

                    (iii) pursuant to an Acquisition Proposal approved by a majority of the Continuing Directors; or

                    (iv) a bona fide pledge to a nationally recognized financial institution to secure indebtedness for borrowed money on a full recourse basis to the pledgor, provided that the pledgee agrees, in a manner satisfactory in form and substance to the Company, to be bound by the obligations of the EGS Persons under this Agreement if the pledgee forecloses on such pledged Restricted Securities; or

CUSIP No. 981907108                   13D                  Page 23 of 29 Pages

                    (v) a bona fide pledge to a nationally recognized financial institution to secure indebtedness for borrowed money on a full recourse basis to the pledgor of Restricted Securities held in a margin account commingled with other securities under management by an EGS Party if the proceeds of such borrowings were utilized to purchase securities held in such account; or

                    (vi)  a transfer to another EGS Party.

               (8) Initiate or propose any shareholder proposal for submission to a vote of holders of Voting Securities, propose any Person for election to the Board of Directors of the Company or otherwise seek to control or influence the management or policies of the Company.

               (9) Allow any Person other than an EGS Person to have the power to vote or direct the vote of any Voting Securities beneficially owned by any EGS Person, except for (i) votes that comply with Section 2(e) and (ii) the grant of a proxy to an officer or director of the Company.

               (10) Disclose to any other Person, or make any filing under the Exchange Act disclosing, any intention, plan or arrangement inconsistent with the provisions of this Section 2(a).

               (11) Request the Company (or any of its directors, officers, employees, agents or representatives) to waive, amend or modify any provision of this Section 2(a), except in response to a request to an EGS Party from the Company for some action by such EGS Party.

               (b) It shall not be a violation of Section 2(a)(7) if a Managed Account shall terminate the authority of an EGS Party to manage the investments of such Managed Account and withdraw the Voting Securities from the custody and control of all EGS Persons such that no EGS Person is thereafter the beneficial owner of such Voting Securities. In addition, if FK Investments shall no longer be an Affiliate of any other EGS Party and shall provide a written representation, warranty and covenant to the Company, in form and substance satisfactory to the Company, that neither it nor any of its Affiliates is then, nor will it at any time during the remainder of the Term become, the beneficial owner of more than 248,000 shares of Common Stock or any other Voting Security, then the Company shall release FK Investments from its obligations under this Agreement (other than with respect to such representation, warranty and covenant).

               (c)  [Intentionally omitted]

CUSIP No. 981907108                   13D                  Page 24 of 29 Pages

               (d)  Agreement to Provide Information.  Each EGS Party agrees
                    --------------------------------
to provide to the Company all information concerning any EGS Person as may be necessary for the Company to prepare any reports or filings required by the Securities Act, the Exchange Act, or other applicable federal and state securities laws.

               (e)  Voting.  Each EGS Party shall cause all Voting Securities
                    ------
beneficially owned by it or any EGS Person over which it or any EGS Person has the power to vote or direct the vote to be represented, in person or by proxy, at all meetings of holders of Voting Securities, so that such Voting Securities may be counted for the purpose of determining the presence of a quorum at such meetings. On each matter voted upon by holders of Voting Securities, each EGS Party shall cause all Voting Securities beneficially owned by it or any EGS Person to be voted, at its option, (i) in the manner recommended by the Board of Directors of the Company for such matter or (ii) in the same proportion as the votes of holders of Voting Securities (other than the EGS Persons) voted on such matter.

               (f)  Additional EGS Parties.  If any EGS Person not an EGS
                    ----------------------
Party shall become the beneficial owner of Restricted Securities, the EGS Parties shall cause such EGS Person prior to its becoming such beneficial owner to execute and deliver to the Company a valid and binding agreement of such EGS Person, in form and substance satisfactory to the Company, providing that such EGS Person shall comply with the obligations set forth in this Agreement of, and shall be deemed to be, an EGS Party.

          3.  Right to Purchase Restricted Securities.  Each EGS Party agrees
              ---------------------------------------
that, in the event of any violation of Section 2(a)(1), in addition to its other rights and remedies, the Company or any Person designated by the Company shall have the right and option to purchase from each EGS Party and each of its Affiliates, and each EGS Party shall sell and cause their Affiliates to sell, such Restricted Securities beneficially owned by them as is necessary to reduce the total combined voting power of all Voting Securities beneficially owned, on a fully exercised basis, by all EGS Persons, in the aggregate, to the then applicable Percentage Limitation. Any Restricted Securities purchased by the Company or its designee pursuant to this Section shall be purchased for cash at a price per share or other unit equal to the lower of
(i) the weighted average cost per share or other unit to all EGS Persons of all Restricted Securities of the class to be purchased then held by them, and
(ii) the Average Closing Price of the Restricted Securities of the class to be purchased for the 20 consecutive Business Days ending five Business Days preceding the date on which the Company or its designee gives written notice

CUSIP No. 981907108                   13D                  Page 25 of 29 Pages

to EGS Management of its intent to exercise its option under this Section.
The right and option provided for in this Section shall be exercised by the Company's delivery of written notice, within 180 days after the Company first learns of the event giving rise to such option, to EGS Management specifying the nature of such event, the number and class of Restricted Securities to be purchased and the date on which said purchase shall occur, which date shall be not less than five nor more than 60 days after the date on which such notice was given to EGS Management.

          4.  Fees and Expenses.  In reimbursement of the Company's current
              -----------------
and future expenses relating to the negotiation of this Agreement, the EGS Parties agree, jointly and severally, to pay to the Company (a) $400,000 on April 3, 2000, (b) $200,000 on the fifth Business Day after January 1, 2001 and (c) $200,000 on the fifth Business Day after January 1, 2002.

          5.  Amendment of Rights Agreement.  On the Closing Date, the Company
              -----------------------------
shall amend the Rights Agreement as provided in Exhibit A to this Agreement (the "Rights Plan Amendment").

          6.  Representations and Warranties.
              ------------------------------

               (a)  Representations and Warranties of the Company.  The
                    ---------------------------------------------
Company represents and warrants to each EGS Party that (i) the Company has the corporate power and authority to enter into and perform this Agreement and the Rights Plan Amendment, (ii) the execution and delivery of this Agreement by the Company and the performance by it of its obligations under this Agreement have been duly authorized by the Company, and (iii) this Agreement constitutes a valid, binding and enforceable agreement of the Company.

               (b)  Representations and Warranties of the EGS Parties.  Each
                    -------------------------------------------------
EGS Party represents and warrants to the Company that (i) such EGS Party has full legal right, power and authority to enter into and perform this Agreement, (ii) the execution and delivery of this Agreement by such EGS Party and performance by such EGS Party of its obligations under this Agreement have been duly authorized by such EGS Party, (iii) this Agreement constitutes a valid, binding and enforceable Agreement of such EGS Party, (iv) William Lautman is not, as of the date of this Agreement, an Affiliate of any EGS Person and is not the beneficial owner of any Restricted Securities, (v) each EGS Party beneficially owns the number of shares of Common Stock set forth opposite its name on Exhibit B hereto and no other Voting Securities, (vi) 3,110,618 shares of Common Stock are held in discretionary accounts for the benefit of Persons other than EGS Persons (together the "Managed Accounts"),

CUSIP No. 981907108                   13D                  Page 26 of 29 Pages

in each case under the investment management of EGS Partners, (vii) EGS Partners has the sole discretion to vote and to dispose of the shares of Common Stock held in the Managed Accounts, (viii) the statements in the Statement on Schedule 13D, dated February 28, 2000, filed by the EGS Parties with the SEC relating to the Common Stock (the "Schedule 13D") are true and correct as of the Closing Date in all material respects and do not as of the Closing Date omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading (it being understood that the number of shares of Common Stock beneficially owned as of the Closing Date is correctly stated in Exhibit B hereto) and (ix) no EGS Party has any agreement, arrangement or understanding with any Person with respect to any matter that such EGS Party is prohibited to do by this Agreement.

          7.  Term.  The obligations of the parties under this Agreement shall
              ----
terminate and be of no further force and effect on and after the tenth (10th) anniversary of the Closing Date.

          8.  Miscellaneous.
              -------------

               (a)  Severability.  If any one or more of the provisions of
                    ------------
this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected thereby. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

               (b)  Successors and Assigns.  This Agreement shall be binding
                    ---------------------
upon and shall inure to the benefit of and be enforceable by and against the successors and assigns of the parties hereto. No right or obligation hereunder of any EGS Party shall be assignable without the consent of the Company, and any such purported assignment shall be void.

               (c)  Entire Agreement; Modification.  This Agreement sets forth
                    ------------------------------
the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all agreements and understandings among the parties with respect to the subject matter hereof entered into prior to the execution hereof. This Agreement may be modified only by a written instrument duly executed by or on behalf of each party and, in the case of the Company, only if approved by a majority of the Continuing Directors. No breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by and on behalf of the party who might assert such breach and, in the case of a breach of any EGS Party, only if approved by a majority of the Continuing Directors.

CUSIP No. 981907108                   13D                  Page 27 of 29 Pages

               (d)  Notices.  Any notice, direction or other advice or
                    -------
communication required or permitted to be given hereunder shall be in writing and shall be given by certified mail, next business day delivery service such as Federal Express or personal delivery against receipt to the party to whom it is to be given at such party's address set forth below or to such other address as the party shall have furnished in writing in accordance with the provisions of this Section. Any notice or other communication shall be deemed to have been given on the fifth business day after so mailed, on the next business day after dispatch when sent by such delivery service or as of the date so personally delivered.

          If to the Company:

          Worldtex, Inc.
          915 Tate Boulevard, S.E., Suite 106
          Hickory, North Carolina  28602
          Attention:  Chief Executive Officer

          If to any EGS Party:

          c/o EGS Management L.L.C.
          350 Park Avenue, 11th Floor
          New York, New York  10022
          Attention:  William Ehrman

               (e)  Governing Law.  This Agreement shall be governed by and
                    -------------
construed in accordance with the substantive law of the State of Delaware without giving effect to the principles of conflict of laws thereof.

               (f)  Counterparts.  This Agreement may be executed in
                    ------------
counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

               (g)  Effect of Headings.  The section headings herein are for
                    ------------------
convenience only and shall not affect the construction thereof.

               (h)  Specific Performance.  Each EGS Party recognizes that any
                    --------------------
breach of the terms of this Agreement by an EGS Person shall give rise to irreparable harm for which money damages would not be an adequate remedy, and accordingly agrees that, in addition to other remedies, the Company shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy as a remedy of money damages.

CUSIP No. 981907108                   13D                  Page 28 of 29 Pages

               (i)  Consent to Jurisdiction; Receipt of Process.  Each party
                    -------------------------------------------
hereby consents to the jurisdiction of, and confers non-exclusive jurisdiction upon, any federal court located in the State of Delaware and the Chancery Court of the State of Delaware, and appropriate appellate courts therefrom, over any action, suit or proceeding arising out of or relating to this Agreement, or any of the transactions contemplated hereby. Each party hereby irrevocably waives, and agrees not to assert as a defense in any such action, suit or proceeding, any objection which it may now or hereafter have to venue of any such action, suit or proceeding brought in any such federal or state court and hereby irrevocably waives any claim that any such action, suit or proceeding brought in any such court or tribunal has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the State of Delaware, provided that notice thereof is provided pursuant to provisions for notice under this Agreement.

                         [Remainder of this page blank.]

CUSIP No. 981907108                   13D                  Page 29 of 29 Pages

          IN WITNESS WHEREOF, the parties hereto and have caused this Agreement to be duly executed as of the day and year first above written.

WORLDTEX, INC.                                   EGS ASSOCIATES, L.P.
                                                 BEV PARTNERS, L.P.
     /s/ Barry D. Setzer                         JONAS PARTNERS, L.P.
By: --------------------                         FK INVESTMENTS, L.P.
   Name:  Barry D. Setzer                        By: EGS MANAGEMENT, L.L.C.,
   Title:  Chairman of the Board,                        as General Partner
           President and CEO
                                                        /s/ William Ehrman
                                                 By: -------------------------
                                                     Name:  William Ehrman
                                                     Title:  Managing Member

                                                 EGS MANAGEMENT, L.L.C.

                                                        /s/ William Ehrman
                                                 By: -------------------------
                                                     Name:  William Ehrman
                                                     Title:  Managing Member

                                                 EGS PARTNERS, L.L.C.

                                                        /s/ William Ehrman
                                                 By: -------------------------
                                                     Name:  William Ehrman
                                                     Title:  Member

                                                        /s/ William Ehrman
                                                 -----------------------------
                                                        William Ehrman

                                                       /s/ Frederic Greenberg
                                                 -----------------------------
                                                        Frederic Greenberg

                                                       /s/ Jonas Gerstl
                                                 -----------------------------
                                                        Jonas Gerstl

                                                       /s/ Julia Oliver
                                                 -----------------------------
                                                        Julia Oliver